Filed pursuant to Rule 253(g)(2)

File No. 024-11356

Supplement No. 1 to Offering Circular Dated January 13, 2021

ORACLE HEALTH, INC.

910 Woodbridge Court

Safety Harbor, FL 34695

(727) 470-3466; www.Oracle-Health.com

This Offering Circular Supplement No. 1 (the “Supplement”) relates to the Offering Circular of Oracle Health, Inc. (the “Company”), dated January 13, 2021 (the “Offering Circular”), relating to the Company’s public offering under Regulation A of Section 3(6) of the Securities Act of 1933, as amended, for Tier 2 offerings, pursuant to which the Company is offering up to up to 4,000,000 shares of common stock at an offering price of $2.00 per share for aggregate maximum gross proceeds of $8,000,000.

This Supplement should be read in conjunction with the Offering Circular and is qualified by reference to the Offering Circular except to the extent that the information contained herein supplements or supersedes the information contained in the Offering Circular, and may not be delivered without the Offering Circular.

The purpose of this Supplement is to include the investor presentation on Form 1-U filed with the SEC on March 10, 2021. The exhibits to such reports are not included with this Supplement and are not incorporated by reference herein.

INVESTING IN OUR SECURITIES INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD CAREFULLY READ AND CONSIDER THE “RISK FACTORS” BEGINNING ON PAGE 7 OF THE OFFERING CIRCULAR.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Offering Circular is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Supplement No. 1 to Offering Circular is March 10, 2021